UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

OF

THE REPUBLIC OF ARGENTINA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Juan G. Giráldez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

See “Public Sector Debt,” pages D-158 to D-193 of Exhibit D, which is hereby incorporated by reference herein.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

See “Public Sector Debt,” pages D-158 to D-193 of Exhibit D, which is hereby incorporated by reference herein.

2.	A statement as of the close of the last fiscal year of the registrant, giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

As of December 31, 2021, the total outstanding internal funded debt (excluding Untendered Debt (as defined in Exhibit D)) of the registrant was Ps.11,077.4 billion. See “Total Gross Public Debt” table on page D-164 of Exhibit D, which is hereby incorporated by reference herein.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

The total principal amount of external funded debt of the registrant, which is defined as non-peso-denominated (excluding Untendered Debt (as defined in Exhibit D)), outstanding as of December 31, 2021 was as follows (in billions of U.S. dollars):

U.S. dollars		204.4
Euros		6.7
Japanese yen		0.6
Other		41.2
SDR		41.0
Other		0.2

Total	U.S.$	252.9

3.

A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See pages D-158 to D-193 of Exhibit D and Exhibit E, which are hereby incorporated by reference herein.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See “Public Sector Debt,” pages D-158 to D-193 of Exhibit D and Exhibit E, which are hereby incorporated by reference herein.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See “Public Sector Debt,” pages D-158 to D-193 of Exhibit D and Exhibit E, which are hereby incorporated by reference herein.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Sector Finances,” pages D-127 to D-157 of Exhibit D, which is hereby incorporated by reference within.

7. (a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Reference is made to pages D-16, D-20, D-105, and D-111 of Exhibit D.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Reference is made to pages D-20 and D-111 of Exhibit D.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

As of August 8, 2022, the gross international reserve assets of the Central Bank totaled U.S.$37.7 billion, compared to U.S.$39.7 billion as of December 31, 2021.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “Balance of Payments,” pages D-76 to D-100 of Exhibit D, which is hereby incorporated by reference herein.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See “Balance of Payments,” pages D-76 to D-100 of Exhibit D, which is hereby incorporated by reference herein.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:

Exhibit A — None.

Exhibit B — None.

Exhibit C.1 — Law No. 27,591 dated December 14, 2020.

Exhibit C.2 — Decree No. 882/2021 dated December 23, 2021.

Exhibit D — Description of the Republic of Argentina as of September 28, 2022.

Exhibit E — Debt Tables as of December 31, 2021.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE	6
EXHIBIT INDEX	7
EXHIBIT D DESCRIPTION OF THE REPUBLIC OF ARGENTINA DATED SEPTEMBER 28, 2022	D-1
EXHIBIT E DEBT TABLES AS OF DECEMBER 31, 2021	E-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Argentina, has duly caused this Annual Report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 28th day of September, 2022.

THE REPUBLIC OF ARGENTINA

By:	/s/ Eduardo Pablo Guillermo Setti
Name:	Eduardo Pablo Guillermo Setti
Title:	Secretary of Finance of the Republic of Argentina

EXHIBIT INDEX

Exhibit	Description

C.1:	Law No. 27,591 dated December 14, 2020.*

C.2:	Decree No. 882/2021 dated December 23, 2021.**

D:	Description of the Republic of Argentina, dated September 28, 2022.

E:	Debt Tables as of December 31, 2021.

*

Corresponds to the budget law for the fiscal year ending December 31, 2021, which was extended to the fiscal year ended December 31, 2022 pursuant to 882/2021 dated December 23, 2021. Paper filing of Law No. 27,591 will be made under cover Form SE.

**	Paper filing of Decree No. 882/2021 will be made under cover Form SE.